SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
                 UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
                ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
                       UNDER SECTIONS 13 AND 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Commission File Number 1-3521

                      Washington Mutual Finance Corporation
                 -------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                   8900 Grand Oak Circle, Tampa, FL 33637-1050
                                 (813) 632-4500
               (Address, including zip code, and telephone number,
                      including area code, of Registrant's
                          principal executive offices)


                    7.375% Senior Notes due September 1, 2004
                    -----------------------------------------
                      8.25% Senior Notes due June 15, 2005
                      ------------------------------------
                       6.25% Senior Notes due May 15, 2006
                       -----------------------------------
                      7.25% Senior Notes due June 15, 2006
                      ------------------------------------
                      6.875% Senior Notes due May 15, 2011
                      ------------------------------------

            (Title of each class of securities covered by this Form)

                                      NONE
                 -----------------------------------------------
              (Title of all other classes of securities for which a
           duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)          [ ]         Rule 12h-3(b)(1)(i)           [X]
Rule 12g-4(a)(1)(ii)         [ ]         Rule 12h-3(b)(1)(ii)          [ ]
Rule 12g-4(a)(2)(i)          [ ]         Rule 12h-3(b)(2)(i)           [ ]
Rule 12g-4(a)(2)(ii)         [ ]         Rule 12h-3(b)(2)(ii)          [ ]
                                         Rule 15d-6                    [ ]

Approximate number of holders of record as of the certification or notice date:


7.375% Senior Notes due September 1, 2004:  60 holders of record
8.25% Senior Notes due June 15, 2005: 83 holders of record

6.25% Senior Notes due May 15, 2006:  93 holders of record
7.25% Senior Notes due June 15, 2006:  69 holders of record
6.875% Senior Notes due May 15, 2011:  95 holders of record

         Pursuant to the requirements of the Securities Exchange Act of 1934, Washington Mutual Finance Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated: February 25, 2004                  By: /s/ James R. Garner
                                              ----------------------------
                                                Name:  James R. Garner
                                                Title: Executive Vice President